VITESSE SEMICONDUCTOR CORPORATION

741 Calle Plano

Camarillo, California 93012

October 29, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Vitesse Semiconductor Corporation
Application for Qualification on Form T-3
Filed October 21, 2009
File Nos. 022-28912, 022-28912-01 and 022-28912-02

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vitesse Semiconductor Corporation, Vitesse Semiconductor Sales Corporation and Vitesse Manufacturing & Development Corporation (the “Applicants”) hereby request that the effective date of the above-captioned Application for Qualification on Form T-3 (the “Application”) be accelerated so that the Application becomes effective at 12:00, noon, Eastern Time, on Friday, October 30, 2009, or as soon thereafter as practicable.

The Applicants acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Applicants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Applicants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VITESSE SEMICONDUCTOR CORPORATION

By:	/s/ Michael B. Green
Name:	Michael B. Green
Title:	Vice President, General Counsel and Secretary

VITESSE SEMICONDUCTOR SALES CORPORATION

By:	/s/ Michael B. Green
Name:	Michael B. Green
Title:	Vice President, General Counsel and Secretary

VITESSE MANUFACTURING & DEVELOPMENT CORPORATION

By:	/s/ Michael B. Green
Name:	Michael B. Green
Title:	Vice President, General Counsel and Secretary